

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 8, 2014

Via E-mail
Ms. Hui Nooi Ng
Chief Financial Officer
REDtone Asia, Inc.
Unit 15A, Plaza Sanhe
No. 121Yanping Road
JingAn District, 200042 Shanghai
Peoples Republic of China

>   **Re: REDtone Asia, Inc.**
>   **Amendment No. 1 to Form 10-K for the Year Ended May 31, 2013**
>   **Filed April 25, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended February 28, 2014**
>   **Filed April 21, 2014**
>   **Response dated April 24, 2014**
>   **File No. 333-129388**

Dear Ms. Ng:

We have reviewed your amended filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended May 31, 2013

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 15

1. We have considered your response to comment 3 and we note that you still have not completed the review required by Section 404 of Sarbanes-Oxley of your internal control systems. As previously requested, please revise to clarify that you are delinquent in

complying with Item 308 of Regulation S-K. Also as previously requested, tell us how you determined that your disclosure controls and procedures were effective in the absence of your compliance with Item 308 of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting, page 16

2. We note from the revision made on page 16 in response to comment 4 that you have not made an evaluation of your internal control over financial reporting based upon a suitable recognized control framework. We also note that management has not stated its conclusion about whether internal control over financial reporting was or was not *effective*. Please therefore revise as previously requested to include the report of management on your internal controls over financial reporting required by Item 308 of Regulation S-K.

Financial Statements

Reports of Independent Registered Public Accountants, page F-1

3. We note you have not revised the report of Albert Wong & Co. as requested in comment 6. Please revise to include clear reference to the audited consolidated statements of *comprehensive income*.

Note 1 – Organization and Principal Activities, page F-6

Note 14 – Variable Interest Entities ("VIEs"), page F-15

4. We have considered your response to comment 7. Please describe for us and disclose the nature of the restrictions on the consolidated assets and the settlements of liabilities of your VIEs. Disclose the nature of, and changes in, the risks associated with your involvement with these VIEs. Disclose also how your involvement with your VIEs affects your financial position, financial performance, and cash flows. See the disclosure guidance of ASC 810-10-50-2AAb, -2AAc and -2AAd.

Form 10-Q for the Fiscal Quarter Ended February 28, 2014

Financial Statements

Note 9 – Amount Due From/(To) related Companies, page 12

5. We note from your response to comment 11 the $3.3 million due from REDtone Technology Sdn. Bhd., a related party, is unsecured, non-interest bearing and without contractual repayment terms. As previously requested, please tell us of your consideration of the guidance of Staff Accounting Bulletin Topic 4G given the lack of

definitive repayment terms for these receivables and the control inherent in that relationships between the parties and their common parent.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Attorney-Advisor, at (202) 551-3208, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

Cc: Albert Wong CPA